Exhibit 99.1

Forafric Announces Nasdaq Compliance Status

CASABLANCA, MOROCCO, January 21, 2025 – Forafric Global PLC (Nasdaq: AFRI, or the “Company”), a vertically integrated agribusiness serving Africa, today announced that on January 14, 2025, it received written notice from the listing qualifications department of The Nasdaq Stock Market (“Nasdaq”) stating that since the Company has not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter (the “Six Month Report”) by December 31, 2024, the Company was not in compliance with Listing Rule 5250 (c) (2) (the “Rule”).

On January 16, 2025, the Company filed its Six Month Report with the Securities and Exchange Commission, and on the same day, the Company received a letter from Nasdaq confirming that the Company is now in compliance with the Rule.

About Forafric

Forafric is a leading agribusiness player in Africa with activities in Morocco and Sub-Saharan Africa. It is the milling industry leader with a complete range of flour and semolina, and secondary processing products such as pasta and couscous. The Group operates 12 industrial units, and 2 logistics platforms. Forafric exports its products to more than 45 countries around the world. Forafric intends to continue expanding both in Morocco and in Africa and contributing to growing Africa food security.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. None of the outcomes expressed herein are guaranteed. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) our ability to obtain quality raw materials; (ii) difficulties in obtaining financing on commercially reasonable terms; (iii) changes in the size and nature of our competition; (iv) loss of one or more key executives or scientists; and (v) difficulties in securing regulatory approval for our materials and products. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F. Investors are urged to read these documents free of charge on the SEC’s website at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact Information:

info@forafric.com

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